Rule 424(b)(3)
                                                       Registration No.333-43245


PRICING SUPPLEMENT NO. 2, DATED     December 19, 2000


(To Prospectus dated January 13, 1998 and Prospectus Supplement dated January 29, 1998)


                               ENERGEN CORPORATION
                           Medium-Term Notes, Series B



Trade Date:                    December 19, 2000

Principal Amount:              $150,000,000

Original Issue Date:           December 22, 2000

Issue Price (as a percentage of aggregate principal amount): 99.199% plus accrued interest, ifn any, from the Original Issue Date

Underwriting Discount (as a percentage of aggregate principal amount):  0.650%

Net Proceeds to Energen Corporation:     $147,823,500

Interest Rate Per Annum (fixed rate):    7.625%

Stated Maturity Date:                    December 15, 2010

Interest Payment Dates:            June 15 and December 15

Regular Record Dates:              May 31 and November 30

Optional Redemption:

All or a portion of the notes described in this Pricing Supplement (the "Notes") may be redeemed at the option of Energen Corporation (the "Corporation") at any time or from time to time. The redemption price for the Notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

- 100% of the principal amount of the Notes being redeemed on the redemption date; or

- the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below) plus 30 basis points, as determined by the Reference Treasury Dealer (as defined below), plus, in each case, accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the indenture relating to the Notes. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The Corporation will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

Unless the Corporation defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the tTrustee under the indenture after consultation with the Corporation.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the arithmetic average of all such Quotations, or
(C) if only one Reference Treasury Dealer Quotations is received, such Quotation.

"Reference Treasury Dealer" means Salomon Smith Barney Inc., A. G. Edwards & Sons, Inc. and Morgan Stanley & Co. Incorporated (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer" ) the Corporation will substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

Underwriting:

Subject to the terms and conditions set forth in a selling agency agreement (the "Selling Agency Agreement"), as supplemented by a terms agreement, to which the Corporation and each of the underwriters named below (the "Underwriters") are parties, the Corporation has agreed to sell to each of the Underwriters, acting as principal, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its respective name below:


                                                 Principal
              Underwriter                          Amount

          Salomon Smith Barney Inc.            $  60,000,000
          A. G. Edwards & Sons, Inc.           $  45,000,000
          Morgan Stanley & Co. Incorporated    $  45,000,000

              Total                            $150,000,000

In the Selling Agency Agreement as so supplemented, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any of the Notes are purchased.

The Underwriters have advised the Corporation that they propose initially to offer the Notes directly to the public at the issue price set forth on the first page ofin this Pricing Supplement, and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the issue price and other selling terms may be changed.

The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

In connection with this offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase the Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this offering than they are committed to purchase from the Corporation and in such case may purchase the Notes in the open market following completion of this offering to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

No Note will have an established trading market when issued. The Notes will not be listed on any securities exchange. The Underwriters may make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.

Salomon Smith Barney Inc., A.G. Edwards & Sons, Inc., Morgan Stanley & Co. Incorporated, A.G. Edwards & Sons, Inc. and and certain affiliates thereof engage in transactions with and perform services for the Corporation and its affiliates in the ordinary course of business.